Exhibit 99.43

First Cobalt Corp.

Treasury Offering of Common Shares

August 23, 2021

A prospectus supplement containing important information relating to the securities described in this document will be filed with the securities regulatory authorities in each of the provinces of Canada, except Quebec. The prospectus supplement is still subject to completion. Copies of the prospectus supplemented may be obtained from BMO Capital Markets, Brampton Distribution Centre c/o The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 by telephone at (905) 791 -3151 Ext. 4312 or by email at torbramwarehouse@datagroup.ca. There will not be any sale or any acceptance of an offer to buy the securities until a receipt for the prospectus supplement has been issued.

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed is required to be delivered with this document. This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable prospectus supplement, for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

These securities have not been, and will not be, registered under the U.S. Securities Act or any applicable U.S. state securities laws. Accordingly, these securities may not be offered, sold or delivered, directly or indirectly, in the United States of America, its territories or possessions, any State of the United States or the District of Columbia (collectively, the “United States”) except pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws.

Terms and Conditions

Issuer:	First Cobalt Corp. (“First Cobalt” or the “Company”).

Offering:	Treasury offering of • common shares (“Common Shares”)

Deal Size:	Approximately C$9.5 mm.

Issue Price	C$• per Common Share

Use of Proceeds:	The Company intends to use the net proceeds of the offering for capital expenditures associated with the expansion and recommissioning of the Canadian battery materials refinery, including buildings, equipment, infrastructure, and other direct costs, as well as engineering and project management costs.

Concurrent Convertible Notes Offering:	Concurrent with this offering of Common Shares, the Company will issue US$37.5 million aggregate principal amount of convertible senior secured notes on a marketed private placement basis.

Form of Offering:	Overnight marketed by way of a final base shelf prospectus and prospectus supplement filed in all provinces of Canada, excluding Quebec. Private placement sales outside of Canada in compliance with applicable securities laws.

Listing:	An application will be made to list the Common Shares on the TSX Venture Exchange (the “TSXV”). The existing common shares are listed on the TSXV under the symbol “FCC”.

Eligibility:	Eligible for RRSPs, RRIFs, RESPs, TFSAs, RDSPs and DPSPs.

Sole Agent:	BMO Capital Markets.

Commission:	6.0%.

Closing:	On or about September 1, 2021. Closing of this Offering is conditional on the contemporaneous closing of the Concurrent Convertible Notes Offering.